NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800, Sugar Land, Texas 77478
February 2, 2009
Via facsimile and EDGAR
Ms. Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St, NE
Washington, D.C. 20549

Re:	Noble Corporation Preliminary Proxy Statement on Schedule 14A Filed December 22, 2008 Supplemental Response Submitted January 28, 2009 File No. 1-31306
Dear Ms. Nicholson:
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated January 30, 2009 relating to the above-referenced filing of Noble Corporation. For your convenience, our responses are prefaced by the Staff’s corresponding comments in bold text. Where applicable, our responses indicate the additions or revisions we will include in the definitive proxy statement. We are providing the Staff with courtesy copies of changed pages of the preliminary proxy statement marked to show all changes made in response to the Staff’s comments dated January 30, 2009, together with copies of this memorandum.
General
1.	We note your response to our prior comment 5. Please disclose in your filing the reasons for the differences in setting the record date for general shareholder meetings and the differences in the requirements for adjournment of shareholder meetings, as described in your supplemental response.

Response: We will revise pages 70 and 71 of the proxy statement to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff.

Capitalization, page 56
2.	We reissue our prior comment 2 with respect to the absence of authorized preferred shares in the articles of association of Noble-Switzerland. Please revise your filing to disclose why such articles of association do not contain any provision for preferred stock authorized for issuance by the board of Noble-Switzerland. We note your explanation in that regard at page 3 of your supplemental response dated January 22, 2009.

Response: We will revise pages 56 and 57 of the proxy statement to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff.

3.	We note your revised disclosure that immediately after the consummation of the transaction, you expect Noble-Switzerland’s authorized share capital and conditional capital each to be approximately 20 million shares greater than what you expect would then be the authorized but unissued share capital of Noble-Cayman. Please disclose whether you have any plans to issue the additional shares.

Response: We will revise page 57 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.
Preemptive Rights and Preferential Subscription Rights, page 57
4.	We note your response to our prior comment 4 and the disclosure at page 58 of your filing regarding the circumstances in which the board of directors of Noble-Switzerland “is authorized” to withdraw or limit preemptive rights. We also note your disclosure that courts in Switzerland have not addressed whether certain of the reasons described at page 58 qualify as important reasons under Swiss law. Please revise your filing to clarify whether there is uncertainty with respect to whether any of the enumerated circumstances are permitted under Swiss law, and identify any such circumstances for which uncertainty exists.

Response: We will revise pages 45 and 58 of the proxy statement to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff.
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     We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned or Gerry Spedale of Baker Botts L.L.P. (713-229-1734) if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Sincerely,
/s/ William Turcotte
William Turcotte
Senior Vice President and General Counsel Noble Corporation

cc:	Mr. H. Roger Schwall Mr. Timothy Levenberg

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